Mail Stop 6010

      March 20, 2006

Via Facsimile and U.S. Mail

Mr. G. Edward McClammy
Chief Financial Officer
Varian, Inc.
3120 Hansen Way
Palo Alto, CA   94304-1030


	Re:	Varian, Inc.
		Form 10-K for the year ended September 30, 2005
Filed December 9, 2005
Form 10-Q as of December 30, 2005
		File No. 0-25393


Dear Mr. McClammy:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2005

Management`s Discussion and Analysis, page 20

Results of Operations, page 20

1. We note that you discuss your results of operations and cite reasons for changes in your results of operations. However, the analysis of these changes is general and vague. Please revise your
MD&A in future filings to provide additional analysis of your results
of operations.   Please refer to Item 303(a)(3) of Regulation S-K
and
SEC Release 33-8350. In this regard, we have the following specific comments:

* You state that the acquisitions of Magnex Scientific Limited and Digilab, LLC drove higher sales volume in both life science and industrial applications. You also state that these acquisitions drove the overall sales increase. Revise future filings to quantify the effects of acquisitions on your results of operations. Please note you should also quantify the effects of acquisitions on your geographical revenues.

* You state that the increase in operating expenses as a percentage of sales resulted primarily from sales volume leverage and the positive effect of efficiency improvements. Revise future filings to discuss in greater detail what these terms mean. Discuss what the efficiency improvements were and quantify the effects of these improvements.

* In your discussion of gross profit on page 22, you state that the increase in gross profit percentage compared to fiscal year 2004 resulted primarily from a favorable product mix shift and manufacturing and quality improvements. Revise future filings to disclose in greater detail what these statements mean. For example, discuss the products that have higher gross profit margins, quantify the effects of any shifts to higher or lower gross profit margin products and discuss any trends that may exist with any of your higher or lower gross profit margin product lines. In addition, discuss the nature of any manufacturing and quality improvements and describe what, if any, continuing effect you expect these improvements to have on your future results.


Note 5.  Forward Exchange Contracts, page F-18

2. We note that you record your foreign exchange forward contracts at fair value with the related gains and losses recorded in selling, general and administrative expenses. Please revise future filings to disclose the amounts recorded in your financial statements relating to these contracts.

Note 7. Goodwill and Other Intangible Assets, page F-22

3. We note your disclosure on page 23 that selling, general and administrative expenses included approximately $6.5 million of amortization of intangible assets. Your disclosures on page F-22 indicate that the majority of the intangible assets recorded in your balance sheet relate to existing technology and patents and core technology. Finally, we note that you present gross profit on your income statement, which appears to exclude amortization of core technology used in your products and services. Provide us with your analysis that supports your determination that the amortization of these intangible assets should be recorded in selling, general and administrative expenses.

Form 10-Q for the quarter ended December 30, 2005

Unaudited Condensed Consolidated Statement of Earnings, page 3

4. We note that you have presented the total amount of stock-based compensation included in each income statement line item for the quarter ended December 30, 2005 in a footnote at the bottom of your statements of operations. Please remove this footnote presentation in future filings. If you elect to present this information in future filings, please revise to include the information in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. We refer you to SAB Topic 14.F.

Note 3. Summary of Significant Accounting Policies, page 6

Stockholders` Equity, page 6

5. Please tell us and revise future filings to explain in greater detail the reason for the reclassification within stockholders` equity. Tell us why you believe the current presentation is more appropriate than the previous presentation.

Note 8.  Acquisitions, page 11

PL International Limited, page 11

6. Please revise to provide all disclosures required by paragraph
58
of SFAS 141 or tell us why you do not believe it is required.

Form 8-K dated January 25, 2006

7. We note that you present non-GAAP measures in the form of statements of operations and statements of cash flows. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP SG&A expenses, non-GAAP R&D expenses, non-GAAP in-process research and development expenses, non-GAAP operating earnings, non-
GAAP earnings from continuing operations before income taxes, non-GAAP income tax expense, non-GAAP earnings from continuing operations, non-GAAP net earnings, non-GAAP cash provided by operating activities from continuing operations, non-GAAP cash used in investing activities by continuing operations and non-GAAP pro forma free cash flow from continuing operations, which have not all been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that
Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ
8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.

* To eliminate investor confusion, please remove the non-GAAP statements of operations and statements of cash flows formats from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item
10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.

8. Further to the above, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by
Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.



*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

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Mr. G. Edward McClammy
Varian, Inc.
March 20, 2006
Page 5